Exhibit 99.1

Unaudited Interim Condensed Consolidated
Financial Statements
March 31, 2019

May 9, 2019

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of IMV Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements include some amounts and assumptions based on management’s best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s consolidated financial statements, and recommended their approval by the Board of Directors.

(signed)	“Frederic Ors”	(signed)	“Pierre Labbé”
	Chief Executive Officer		Chief Financial Officer

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Financial Position
As at March 31, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

	March 31,	December 31,
	2019	2018
	$	$
Assets

Current assets
Cash and cash equivalents	34,207	14,895
Amounts receivable	878	1,337
Prepaid expenses	2,974	2,699
Investment tax credits receivable	1,456	1,111

	39,515	20,042

Property and equipment	2,880	2,883

	42,395	22,925
Liabilities

Current liabilities
Accounts payable and accrued liabilities	5,383	7,575
Amounts due to directors	63	49
Current portion of long-term debt (note 5)	84	81
Current portion of lease obligation	92	90
	5,622	7,795
Lease obligation	1,285	1,308

Deferred share units (note 4)	1,232	1,436

Long-term debt (note 5)	8,444	8,069

	16,583	18,608

Equity	25,812	4,317

	42,395	22,925
Commitments

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors

(signed) “James W. Hall”, Director	(signed) “Wayne Pisano”, Director

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
As at March 31, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

	Share	Contributed
	Capital	Surplus	Warrants	Deficit	Total
	$	$	$	$	$
	(note 6)	(note 7)	(note 8)

Balance, December 31, 2017	70,113	6,375	674	(70,819)	6,343

Net loss and comprehensive loss for the period	–	–	–	(21,935)	(21,935)
Issuance of shares in public offering	14,375	–	–	–	14,375
Share issuance costs	(1,480)	–	–	–	(1,480)
Redemption of DSUs, net of applicable taxes	220	–	–	–	220
Issuance of broker warrants	–	–	332	–	332
Exercise of warrants	5,480	–	(591)	–	4,889
Employee share options:
Value of services recognized	–	1,182	–	–	1,182
Exercise of options	1,444	(1,053)	–	–	391

Balance, December 31, 2018	90,152	6,504	415	(92,754)	4,317

Net loss and comprehensive loss for the period	–	–	–	(5,943)	(5,943)
Issuance of shares in public offering	29,456	–	–	–	29,456
Share issuance costs	(2,525)	–	–	–	(2,525)
Exercise of warrants	82	–	(21)	–	61
Employee share options:
Value of services recognized	–	391	–	–	391
Exercise of options	242	(187)	–	–	55
Balance, March 31, 2019	117,407	6,708	394	(98,697)	25,812

The accompanying notes form an integral part of these consolidated financial statements.

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

	Three months	Three months
	ended March 31,	ended March 31,
	2019	2018
	$	$
Revenue
Subcontract revenue	8	27
Interest revenue	74	69

	82	96

Expenses
Research and development	4,013	1,882
General and administrative	1,960	1,290
Government assistance	(346)	(275)
Accreted interest (note 5)	398	266

	6,025	3,163

Net loss and comprehensive loss for the year	(5,943)	(3,067)

Basic and diluted loss per share	(0.13)	(0.07)

Weighted-average shares outstanding	46,712,436	41,594,865

The accompanying notes form an integral part of these consolidated financial statements.

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2019 and 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

	Three months	Three months
	ended March	ended March
	31,	31,
	2019	2018
	$	$
Cash provided by (used in)

Operating activities
Net loss and comprehensive loss for the year	(5,943)	(3,067)
Charges to operations not involving cash
Interest on lease obligation	38	3
Depreciation of property and equipment	107	42
Accretion of long-term debt	398	266
Deferred share unit compensation	(203)	(111)
Stock-based compensation	391	143
Loss on disposal of assets	8	–
	(5,204)	(2,724)
Net change in non-cash working capital balances related to operations
Decrease (increase) in amounts receivable	459	(183)
Decrease (increase) in prepaid expenses	173	(222)
Increase in investment tax credits receivable	(345)	(258)
Decrease in accounts payable and accrued liabilities	(3,303)	(666)
Increase (decrease) in amounts due to directors	14	(4)

	(8,206)	(4,057)
Financing activities
Proceeds from public offering	29,456	14,375
Share issuance costs in public offering	(1,862)	(1,148)
Proceeds from the exercise of stock options	55	15
Proceeds from the exercise of warrants	61	–
Repayment of long-term debt	(20)	(18)
Repayment of lease obligation	(60)	(3)

	27,630	13,221
Investing activities
Acquisition of property and equipment	(112)	(54)

Net change in cash and cash equivalents during the year	19,312	9,110

Cash and cash equivalents – Beginning of year	14,895	14,909

Cash and cash equivalents – End of year	34,207	24,019

Supplementary cash flow

Interest received	74	69

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

1	Nature of operations

IMV Inc. (the “Corporation”, “IMV”) is, through its 100% owned subsidiary, a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Corporation’s proprietary drug delivery platform (“DPX”). This patented technology leverages a novel mechanism of action (“MOA”) discovered by the Corporation. This MOA does not release the active ingredients at the site of injection but forces an active uptake and delivery of active ingredients into immune cells and lymph nodes. It enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. DPX’s no release MOA can be leveraged to generate “first-in-class” T cell therapies with the potential to be transformative in the treatment of cancer. The Corporation has research collaborations with companies and research organizations, including Merck and Leidos Inc. in the U.S. The Corporation has licensed the delivery technology to Zoetis, formerly the animal health division of Pfizer, Inc., for the development of vaccines for livestock. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Dartmouth, Nova Scotia, the shares of the Corporation are listed on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol “IMV”. On May 1, 2018, the Corporation changed its name from Immunovaccine Inc. to IMV Inc. The address of its principal place of business is 130 Eileen Stubbs, Suite 19, Dartmouth, Nova Scotia, Canada.

2	Basis of presentation

The Corporation prepares its unaudited interim condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada Handbook – Accounting Part I, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, International Accounting Standards 34 “Interim Financial Reporting”. Accordingly, certain information normally included in annual audited financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2018.

The policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS issued and outstanding as of May 9, 2019, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Corporation’s annual audited consolidated financial statements for the year ending December 31, 2018 could result in restatement of these unaudited interim condensed consolidated financial statements.

3	Significant accounting policies, judgements and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2018. Refer to note 4 of the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2018 for more information on accounting policies and methods applied.

(2)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Deferred share units (“DSUs”)

The maximum number of common shares which the Corporation is entitled to issue from Treasury in connection with the redemption of DSUs granted under the DSU Plan is 468,750 common shares.

DSU activity for the three months ended March 31, 2019 and the year ended December 31, 2018 are as follows:

	March 31,	December 31,
	2019	2018
	Number	Number

Opening balance	223,604	186,330
Granted	26,945	97,072
Redeemed	–	(59,798)

Closing balance	250,549	223,604

At March 31, 2019, there were 250,549 (2018 - 223,604) DSUs outstanding related to this Plan and the total carrying amount of the liability was $1,232 (2018 - $1,436). The compensation expense at March 31, 2019 was ($203) (2018 - $508), recognized over the vesting period. Vested DSUs cannot be redeemed until the holder is no longer a member of the Board. The redemption value of a DSU equals the market value of an IMV Inc. common share at the time of redemption. On an ongoing basis, the Corporation values the DSU obligation at the current market value of a corresponding number of IMV Inc. common shares and records any increase or decrease in the DSU obligation as an expense on the consolidated statements of loss and comprehensive loss.

(3)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

5	Long-term debt

	March 31,	December 31,
	2019	2018
	$	$
Atlantic Canada Opportunities Agency (“ACOA”) Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,786. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at March 31, 2019, the amount drawn down on the loan, net of repayments, is $3,744 (2018 - $3,744).	1,307	1,202

ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at March 31, 2019, the amount drawn down on the loan is $2,995 (2018 - $2,995).	1,155	1,034

ACOA Business Development Program, interest-free loan with a maximum contribution of $395, repayable in monthly payments beginning October 2015 of $3 until October 2017 and $6 until September 2022. As at March 31, 2019, the amount drawn down on the loan, net of repayments, is $234 (2018 - $251).	223	238

ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $2,944, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from specific product(s) for the preceding fiscal year, at 5% for the first 5 year period and 10%, thereafter. As at March 31, 2019, the amount drawn down on the loan is $2,944 (2018 - $2,944).	1,042	957

TNC 120-140 Eileen Stubbs Ltd. (the “Landlord”) loan, with a maximum contribution of $300,000, bearing interest at 8% annum, is repayable in monthly payments beginning upon receipt of the final installment of the loan until May 31, 2028. The loan is made available in three equal installments based on the Corporation meeting certain milestones. As at March 31, 2019, the amount drawn down on the loan is $296 (2018 - $300).	296	300

Province of Nova Scotia “The Province” secured loan with a maximum contribution of $5,000, interest bearing at a rate equal to the Province’s cost of funds plus 1%, compounded semi-annually and payable monthly. The loan is made available in four equal installments based on the Corporation meeting certain milestones, and is repayable on the seventh anniversary date of the first disbursement. The Corporation and its subsidiary have provided a general security agreement granting a first security interest in favour of the Province of Nova Scotia in and to all the assets of the Corporation and its subsidiary, including the intellectual property. As at March 31, 2019, the amount drawn down on the loan is $5,000 (2018 - $5,000).

	4,505	4,419

	8,528	8,150

Less: Current portion	84	81

	8,444	8,069

(4)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

5	Long-term debt (continued)

Total contributions received, less amounts that have been repaid as at March 31, 2019, is $15,213 (2018 - $15,234).

Certain ACOA loans and the Province loan require approval by ACOA or the Minister for the Province before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation. The Province loan requires the Corporation to obtain the written consent of the Province prior to the sale, disposal or abandonment of possession of the intellectual property of the Corporation or its subsidiary. If during the term of the Province loan, the head office, research and development facilities, or production facilities of the Corporation are moved from the Province, the Corporation is required to repay 40% of the outstanding principal of the loan.

In August 2017, the Corporation received a two-year extension of the maturity of the Province loan. The original maturity date of the loan was August 9, 2018 and is now August 9, 2020. The annual interest rate remains at the Province's cost of funds plus 1 per cent.

The Province loan requires certain early repayments if the Corporation’s subsidiary, or the Corporation on a consolidated basis, has cash flow from operations in excess of $1,500,000. The Province loan also requires repayment of the loan under certain circumstances, such as changes of control, sale or liquidation of the Corporation or the sale of substantially all of the assets of the Corporation.

	March 31,	December 31,
	2018	2018
	$	$
Balance – Beginning of year	8,150	6,537
Borrowings, net of $nil (2018 - $nil) allocated to government assistance	–	300
Accreted interest	398	1,385
Repayment of debt	(20)	(72)

Balance – End of year	8,528	8,150
Less: Current portion	84	81

Non-current portion	8,444	8,069

The Corporation is in compliance with its debt covenants.

(5)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

6	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Number of
	common shares	Amount
		$
Issued and outstanding
Balance – December 31, 2017	40,319,941	70,113
Issued for cash consideration, net of issuance costs	2,246,094	12,895
Stock options exercised	480,754	1,444
DSUs redeemed	29,713	220
Warrants exercised	2,029,899	5,480
Balance – December 31, 2018	45,106,401	90,152
Issued for cash, net of issuance costs	5,404,855	26,931
Stock options exercised	71,627	242
Warrants exercised	14,423	82
Balance – March 31, 2019	50,597,306	117,407

As at March 31, 2019, a total of 2,030,471 shares (2018 - 1,890,539) are reserved to meet outstanding stock options, warrants and deferred share units.

On March 6, 2019, the Corporation completed a public offering, issuing an aggregate of 4,900,000 common shares at a price of $5.45 per common share, raising gross proceeds of $26.7 million. On March 11, 2019, the underwriters partially exercised their option to purchase common shares, resulting in the issuance of 504,855 common shares of the Corporation at a price of $5.45 per share for additional gross proceeds of approximately $2.75 million. As a result of the exercise of this option, the Corporation has raised total gross proceeds of approximately $29.46 million before deducting the underwriting commissions and offering expenses of $2.52 million.

On February 15, 2018, the Corporation completed a bought deal public offering of 2,246,094 common shares at a price of $6.40 per common share, for aggregate proceeds of $14,375. Total costs associated with the offering were $1,480, including cash costs for commissions of $863, professional fees and regulatory costs of $285, and 134,766 compensation warrants issued as commissions to the agents valued at $332. Each compensation warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $6.53 for a period of 24 months, expiring on February 15, 2020.

(6)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

7	Contributed surplus

Amount
$
Contributed surplus

Balance – December 31, 2017	6,375

Share-based compensation – stock options vested	1,182
Stock options exercised	(1,053)

Balance – December 31, 2018	6,504

Share-based compensation – stock options vested	391
Stock options exercised	(187)

Balance – March 31, 2019	6,708

Stock options

The fair values of stock options are estimated using the Black-Scholes option pricing model. As at March 31, 2019, 243,100 stock options (2018 - 619,505) with a weighted average exercise price of $7.39 (2018 - $6.65) and a term of five years (2018 - five years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued. The value of these stock options has been estimated at $909 (2018 - $2,378), which is a weighted average grant date value per option of $3.74 (2018 - $3.84), using the Black-Scholes valuation model and the following weighted average assumptions:

	2019	2018

Risk-free interest rate	1.89%	2.02%
Expected volatility	64%	77%
Expected life (years)	4.2	4.2
Forfeiture rate	5%	5%

Option activity for the three months ended March 31, 2019 and the year ended December 31, 2018 was as follows:

	March 31, 2019			December 31, 2018
			Weighted		Weighted
			average		average
	Number		exercise price	Number	exercise price
			$		$

Outstanding - Beginning of year	1,474,477		4.12	1,498,052	2.26

Granted	243,100		7.39	619,505	6.65
Exercised	(96,720	) [1]	2.37	(626,875)[1]	2.18
Expired	(12,500)		2.37	(5,569)	1.80
Forfeited	(6,470)		7.27	(10,636)	4.92

Outstanding - End of year	1,601,887		4.73	1,474,477	4.12

1 Of the 96,720 (2018 - 626,875) options exercised, 74,001 (2018 - 443,748) elected the cashless exercise, under which 48,908 shares (2018 - 297,626) were issued. These options would have otherwise been exercisable for proceeds of $114 (2018 - $975) on the exercise date.

(7)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

7	Contributed surplus ( continued)

Stock options (continued)

The weighted average exercise price of options exercisable at March 31, 2019 is $3.20 (2018 - $4.09).

The maximum number of common shares issuable under the Corporation’s stock option plan shall not exceed 3,437,500, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options.

8	Warrants

Warrant activity for the period ended March 31, 2019 and the year ended December 31, 2018 was as follows:

	March 31, 2019			December 31, 2018
		Weighted			Weighted
		average			average
		exercise			exercise
	Number	price	Amount	Number	price	Amount
		$	$		$	$

Opening balance	192,459	5.84	415	2,087,598	2.46	674
Granted	–	–	–	134,766	6.53	332
Exercised	(14,423)	4.22	(21)	(2,029,905)	2.41	(591)

Closing balance	178,036		394	192,459		415

The fair values of warrants are estimated using the Black-Scholes option pricing model. There have been no warrants issued to date in 2019. The weighted average assumptions used in the Black-Scholes valuation model for the periods presented were as follows:

	2019	2018

Risk-free interest rate	–	1.84%
Expected volatility	–	68%
Expected dividend yield	–	–
Expected life (years)	–	2

(8)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2019 and December 31, 2018
(Expressed in thousands of Canadian dollars except for per share amounts)

9	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset.

The following table sets out the approximate fair values of financial instruments as at the consolidated statements of financial position date with relevant comparatives:

	March 31, 2019		December 31, 2018
	Carrying		Carrying
	value	Fair value	value	Fair value
	$	$	$	$
Cash and cash equivalents	34,207	34,207	14,895	14,895
Amounts receivable	564	564	780	780
Accounts payable and accrued liabilities	5,366	5,366	7,557	7,557
Amounts due to directors	63	63	49	49
Long-term debt	8,527	8,527	8,150	8,150

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore, excluded from amounts receivable and accounts payable.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only at March 31, 2019 and December 31, 2018 and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

The fair value of the long-term debt is estimated based on the expected interest rates for similar borrowings by the Corporation at the consolidated statements of financial position dates. At March 31, 2019, the fair value is estimated to be equal to the carrying amount.

10.	Related party transactions

During the three months ended March 31, 2019, there were no related party transactions (2018 - $nil).

(9)